P&O Princess Cruises
                Diamond Princess - update

                     10 October 2002


As  previously reported, the Diamond Princess,  which  is
currently   under   construction  in   Mitsubishi   Heavy
Industries' Nagasaki shipyard, suffered a major fire earlier this month.

Mitsubishi Heavy Industries and P&O Princess Cruises have now had discussions following a preliminary assessment of the damage. Both parties confirm that they wish to continue with the construction of the Diamond Princess although there will be a significant delay to the scheduled delivery date.

Princess   Cruises   will   today   be   announcing   the
cancellation  of  the  cruise  program  of  the   Diamond
Princess  for  the period to February 28 2004.   It  will
take the yard several weeks to complete the examination of the ship and to determine the full extent of the damage and agree a final delivery date.

P&O Princess reconfirms that the company has in place contractual arrangements with the yard and insurance policies that it believes will be sufficient to ensure that there will be no significant economic impact on the Group nor any adverse impact on its 2003 earnings.

                        - Ends -


Contact:
P&O Princess Cruises plc
Caroline Keppel-Palmer                    +44 20 7805 1214
                                           +44 7730 732015

Brunswick
Sophie Fitton                             +44 20 7404 5959


Website                          www.poprincesscruises.com

P&O Princess
P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names:
Princess  Cruises  in  North America;  P&O  Cruises,  Swan
Hellenic  and Ocean Village in the UK; AIDA and A'ROSA  in
Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 19 ships and two river boats offering 31,130 berths is set to grow in the next two years with six new ocean cruise ships and two river boats on order.

P&O  Princess  Cruises has approximately 20,000  employees
worldwide and carried over one million passengers in 2001,
generating   a  revenue  of  approximately  $2.5   billion
(approximately GBP1.7 billion). Headquartered  in  London,
P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock
Exchange (under the symbol "POC").